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Prospectus Supplement No. 2                     Filed Pursuant To Rule 424(b)(3)
(To Prospectus Dated June 25, 1999)                   Registration No. 333-79059

                                  $250,000,000

                          EXODUS COMMUNICATIONS, INC.

   5% Convertible Subordinated Notes Due March 15, 2006 and 5,473,150 shares of Common Stock Issuable Upon Conversion of the Notes

                               ----------------

   This prospectus supplement relates to the resale by the holders of 5% Convertible Subordinated Notes due March 15, 2006 of Exodus Communications, Inc. and the shares of common stock of Exodus issuable upon the conversion of the notes.

   This prospectus supplement should be read in conjunction with the prospectus dated June 25, 1999 and the prospectus supplement dated July 6, 1999, which are to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus.

   The information appearing under the heading "Recent Events" in the prospectus is superseded in part by the following information:

   On July 28, 1999, we completed our acquisition of Cohesive Technology Solutions, Inc. for approximately $100.00 million in cash and Exodus common stock. Cohesive is a technology professional services organization with expertise in networking, web applications and technology solutions.

   On July 21, 1999, we announced a two-for-one stock split to be effected in the form of a stock dividend. Our transfer agent will mail certificates representing stock split shares on or about August 12, 1999 to stockholders of record on July 29, 1999.

   The information in the table appearing under the heading "Selling Holders" in the prospectus is superseded in part by the information appearing in the table below:

                          Principal Amount   Common Stock                Common Stock
                              of Notes           Owned                    Owned After
                         Beneficially Owned  Prior to the   Common Stock Completion of
          Name             and Offered (1)  Offering (1)(2) Offered (2)    Offering
          ----           ------------------ --------------- ------------ -------------
BancBoston Robertson
 Stephens Inc...........     $3,000,000         65,677         65,677           --
BNP Arbitrage SNC.......      1,050,000         32,587(3)      22,987        9,600
HBK Cayman L.P. ........      1,455,000         31,853         31,853           --
HBK Offshore Fund Ltd.
 .......................      2,545,000         55,716          55716           --
Nicholas-Applegate
 Convertible Fund.......        280,000          6,129          6,129           --
Pilgrim Convertible
 Fund...................      1,440,000         31,525         31,525           --
PIMCO Convertible Bond
 Fund...................         75,000          1,641          1,641           --
Tribeca Investments
 LLC....................        500,000         10,946         10,946           --

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(1) Includes common stock into which the notes are convertible.
(2) Assumes a conversion price of 21.8926 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.
(3) Includes an additional 9,600 shares of our common stock held by BNP Arbitrage SNC.

   Investing in our Common Stock or our convertible subordinated notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on Page 4 of this prospectus.

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   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

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           The date of this prospectus supplement is August 5, 1999.